UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-22945

CUSIP Number: 42327L200

(Check One)

☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: HELIOS AND MATHESON ANALYTICS INC.

Address of Principal Executive Office:  Empire State Building, 350 5th Avenue, Suite 7520 New York, New York 10118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Because the market value of our common stock held by non-affiliates exceeded $75 million as of the last trading day of our fiscal quarter ended June 30, 2018, Helios and Matheson Analytics Inc. (“we”, “us” or the “Company”) became subject to the requirement to include in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Annual Report”) an attestation report by our independent registered public accounting firm regarding our assessment of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. We require additional time to provide our independent registered public accounting firm with the information and documentation regarding our assessment of our internal control over financial reporting to enable our independent registered public accounting firm to provide the required attestation report. Due to the foregoing, we require additional time to complete the 2018 Annual Report. As a result of the delay in the completion of the 2018 Annual Report, we require additional time to complete the Form 10-Q for the quarter ended March 31, 2019.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Theodore Farnsworth	(212) 979-8228
Name	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Registrant has not yet filed the 2018 Annual Report.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s independent registered public accounting firm has not yet completed its review of the Registrant’s financial statements for the three-month period ended March 31, 2019, and therefore, the estimates provided below are subject to change. Revenues for the three months ended March 31, 2019 are expected to be approximately $17.8 million as compared to revenues of approximately $49.4 million for the three-month period ended March 31, 2018. The decrease was primarily due to a decrease in MoviePass Inc. subscribers. The Registrant expects a net loss attributable to Helios and Matheson Analytics Inc. of approximately $(17.1) million or $(0.009) loss per basic and diluted share for the three-month period ended March 31, 2019, as compared to a net income attributable to Helios and Matheson Analytics Inc. of approximately $5.2 million or $0.15 income per basic and diluted share for the three-month period ended March 31, 2018. The Registrant is still in the process of evaluating its goodwill, and the above results do not include any potential adjustment that could be required as a result of such evaluation, with the exception of such adjustments recognized in prior quarters.

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Helios and Matheson Analytics Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2019	By:	/s/ Robert Damon
Robert Damon, Interim Chief Financial Officer

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